Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail.	Annual Report Mark this box if you would like to receive the Annual Report by mail.

Rather than receiving financial statements by mail, you may choose to access them at www.silverstandard.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and/or the annual report, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.

Name
__________________________________________________________________________________________________________________________________________________________________________________

__________________________________________________________________________________________________________________________________________________________________________________

Apt.          Street Number            Street Name
__________________________________________________________________________________________________________________________________________________________________________________

__________________________________________________________________________________________________________________________________________________________________________________

City                    Prov./State                Postal Code/Zip Code
__________________________________________________________________________________________________________________________________________________________________________________

__________________________________________________________________________________________________________________________________________________________________________________